SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Claude Resources Inc.

(Translation of registrant’s name into English)

200 - 224 - 4th Ave S., Saskatoon, SK, S7K 5M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

EXPLANATORY NOTE

Please be advised that the Information Circular filed March 30, 2009 has been amended as follows:  the Directors of the Corporation have fixed “April 8, 2009 as the record date for determining shareholders entitled to receive notice of the Meeting”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 31, 2009

Claude Resources Inc.

(Registrant)

By:	/s/ Rick Johnson
Rick Johnson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management Information Circular
99.2	Notice of Meeting
99.3	Form of Proxy